[redacted]

13013391

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 1 - 2013
Washington DC
400

SEC FILE NUMBER
8-30851

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **AllianceBernstein Investments, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1345 Avenue of the Americas
(No. and Street)

New York	**New York**	**10105**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew C. McGinnity — **(914) 993-3288**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - *if individual, state last, first, middle name*)

300 Madison Avenue	**New York**	**New York**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

DM 3/11/13

OATH OR AFFIRMATION

I, Edward Farrell, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of AllianceBernstein Investments, Inc. as of December 31, 2012 are true and correct. I further swear (or affirm), that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

PATRICIA D'ANGELO
Notary Public, State of New York
No. 01DA6209280
Qualified in Westchester County
Commission Expires July 27, 2013

Chief Financial Officer
Title

2/25/13
Notary Public

This report contains (check all applicable boxes):

(x) Facing Page
(x) An Oath or Affirmation
(x) Statement of Financial Condition
(x) Statement of Operations
(x) Statement of Changes in Stockholder's Equity
(x) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
(x) Statement of Cash Flows
(x) Computation of Net Capital
( ) Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
( ) Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3
( ) A Reconciliation, including appropriate explanation, of the computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3
( ) Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
( ) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(x) A copy of the SIPC Supplemental Report
( ) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
( ) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7
(x) Supplementary Report of Independent Auditors on Internal Control

AllianceBernstein Investments, Inc.

(an indirect wholly-owned subsidiary of AllianceBernstein L.P.)

Statement of Financial Condition

December 31, 2012

(With Independent Auditor's Report Thereon)

pwc

AllianceBernstein Investments, Inc.

(an indirect wholly-owned subsidiary of AllianceBernstein L.P.)

Statement of Financial Condition

December 31, 2012

(With Independent Auditor's Report Thereon)

pwc

Independent Auditor's Report

To the Board of Directors and Stockholder of
AllianceBernstein Investments, Inc.:

We have audited the accompanying statement of financial condition of AllianceBernstein Investments, Inc., as of December 31, 2012.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of AllianceBernstein Investments, Inc. at December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 27, 2013

ALLIANCEBERNSTEIN INVESTMENTS, INC.
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Statement of Financial Condition

December 31, 2012

(dollars in thousands)

ASSETS

Cash and cash equivalents	$	63,272
Segregated cash		42,158
Receivables:		
Brokers and dealers		174,744
Fees from AllianceBernstein Mutual Funds		16,182
Due from affiliates		258
Deferred sales commissions, net		97,135
Deferred taxes		5,616
Other assets		986
Total assets	$	400,351

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Payables:		
AllianceBernstein Mutual Funds	$	156,680
Brokers and dealers		84,813
Accounts payable and accrued expenses		20,051
Due to affiliates		2,858
		264,402
Subordinated notes payable to AllianceBernstein Corporation of Delaware		82,000
Commitments and contingencies *(See Note 4)*		
Stockholder's equity:		
Common stock, par value $.10 per share; 1,000 shares authorized, 100 shares issued and outstanding		-
Additional paid-in capital		31,548
Retained earnings		22,401
Total stockholder's equity		53,949
Total liabilities and stockholder's equity	$	400,351

The accompanying notes are an integral part of this financial statement.

ALLIANCEBERNSTEIN INVESTMENTS, INC.
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Notes to the Statement of Financial Condition

1. Organization and Summary of Operations

AllianceBernstein Investments, Inc. ("AllianceBernstein Investments" or the "Company") is a wholly-owned subsidiary of AllianceBernstein Corporation of Delaware, which is a wholly-owned subsidiary of AllianceBernstein L.P. ("AllianceBernstein"). The Company serves as a distributor and/or underwriter for certain registered investment companies and other investment vehicles managed by AllianceBernstein ("AllianceBernstein Mutual Funds"). The Company is registered as a broker-dealer under the Securities and Exchange Act of 1934, as amended ("Exchange Act").

2. Summary of Significant Accounting Policies

Basis of Presentation

The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of the statement of financial condition requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Subsequent Events

We evaluated subsequent events through February 27, 2013, the date the financial statement is available to be issued.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits, money market accounts, and highly liquid investments with original maturities of three months or less. Due to the short-term nature of these instruments, the recorded value has been determined to approximate fair value. Cash equivalents at December 31, 2012 include $58.9 million invested in two money market funds that are both registered under the Investment Company Act of 1940.

Segregated Cash

The Company maintains accounts at third party custodian banks for the exclusive benefit of customers ("Special Customer Accounts"). The Special Customer Accounts process the receipt and distribution of cash to various investment vehicles offered by the Company and, in some cases, the cash generated by the redemption of interests in these investment vehicles. As of December 31, 2012, $42.2 million of cash was segregated in these bank accounts.

Deferred Sales Commissions, Net

The Company pays commissions to financial intermediaries in connection with the sale of shares of open-end AllianceBernstein sponsored mutual funds sold without a front-end sales charge ("back-end load shares"). These commissions are capitalized as deferred sales commissions and amortized over periods not exceeding five and one-half years for U.S. fund shares and four years for non-U.S. fund

shares, the periods of time during which deferred sales commissions are generally recovered. The Company recovers these commissions from distribution services fees received from those funds and from contingent deferred sales commissions ("CDSC") received from shareholders of those funds upon the redemption of their shares. CDSC cash recoveries are recorded as reductions of unamortized deferred sales commissions when received. Since January 31, 2009, U.S. mutual funds have not offered back-end load shares to new investors. However, our non-U.S. funds continue to offer back-end load shares.

The Company periodically reviews the deferred sales commission asset for impairment as events or changes in circumstances indicate that the carrying value may not be recoverable. If the carrying value exceeds fair value, additional impairment tests are performed to measure the amount of the impairment loss, if any.

Loss Contingencies

With respect to all significant litigation matters, AllianceBernstein and the Company consider the likelihood of a negative outcome. If AllianceBernstein or the Company determine the likelihood of a negative outcome is probable, and the amount of the loss can be reasonably estimated, the Company records an estimated loss for the expected outcome of the litigation. If the likelihood of a negative outcome is reasonably possible and the Company is able to determine an estimate of the possible loss or range of loss in excess of amounts already accrued, if any, the Company discloses that fact together with the estimate of the possible loss or range of loss. However, it is often difficult to predict the outcome or estimate a possible loss or range of loss because litigation is subject to inherent uncertainties, particularly when plaintiffs allege substantial or indeterminate damages, the litigation is in its early stages, or when the litigation is highly complex or broad in scope. In such cases, the Company discloses that it is unable to predict the outcome or estimate a possible loss or range of loss.

Mutual Fund Underwriting Activities

Receivables from brokers and dealers for sale of shares of AllianceBernstein Mutual Funds are generally realized within three business days from trade-date, in conjunction with the settlement of the related payables to AllianceBernstein Mutual Funds for share purchases.

Long-term Incentive Compensation Plans

Employees of the Company are eligible to participate in several AllianceBernstein unfunded, non-qualified deferred compensation plans under which annual awards to employees are generally made in the fourth quarter.

Awards in December 2012 allowed participants to allocate their award between restricted AllianceBernstein Holding Units ("Holding Units") and deferred cash. Participants (except certain members of senior management) generally could allocate up to 50% of their awards to deferred cash, not to exceed a total of $250,000 per award, and had until mid-January 2013 to make their elections. The number of restricted Holding Units issued equaled the remaining dollar value of the award divided by the average of the closing prices of a Holding Unit for a five business day period in January after participants made

their election.

- AllianceBernstein engaged in open-market purchases of Holding Units, or purchased newly-issued Holding Units from AllianceBernstein Holding L.P., that were awarded to participants and held them in a consolidated rabbi trust.

- Quarterly cash distributions on vested and unvested Holding Units are paid currently to participants, regardless of whether or not a long-term deferral election has been made.

- Interest on deferred cash is accrued monthly based on AllianceBernstein's monthly weighted average cost of funds.

During the fourth quarter of 2011, AllianceBernstein implemented changes to its employee long-term incentive compensation award program to ensure that its compensation practices are competitive, and to better align the costs of employee compensation and benefits with its current year financial performance and provide employees with a higher degree of certainty that they will receive the incentive compensation they are awarded. Specifically, AllianceBernstein amended all outstanding year-end long-term incentive compensation awards of active employees, so that employees who terminate their employment or are terminated without cause may retain their award, subject to compliance with certain agreements and restrictive covenants set forth in the applicable award agreement, including restrictions on competition and employee and client solicitation, and a claw-back for failing to follow existing risk management policies. Most equity replacement, sign-on or similar deferred compensation awards included in separate employment agreements or arrangements were not amended in 2011 to reflect these changes.

Awards granted in 2012 contained the provisions described above and we expect to add these provisions to long-term incentive compensation awards in future years. Aggregate awards made to these plans by AllianceBernstein on behalf of the Company for 2012 were $4.1 million.

In 1993, AllianceBernstein established the Century Club Plan, under which employees of AllianceBernstein whose primary responsibilities are to assist in the distribution of company-sponsored mutual funds and who meet certain sales targets, are eligible to receive an award of restricted Holding Units. Awards granted prior to December 2010 vested ratably over three years and subsequent awards vest ratably over four years. The service requirement for Century Club participants was impacted by the amendment to the employee long-term incentive compensation award program in the fourth quarter of 2011. The Company awarded 24,500 restricted Holding Units to 21 employees in 2012. The grant date fair values of these awards were $17.91 per Holding Unit.

Certain employees of the Company are eligible to participate in the compensatory option plans maintained by AllianceBernstein. In 2012, there were no options awarded to Company employees.

3. Income Taxes

The Company is included in the consolidated federal income tax return filed by AllianceBernstein Corporation of Delaware. The Company files separate state and local income tax returns. Federal, state and local income tax expense is computed on a separate company basis.

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2012, the Company had a deferred tax asset primarily related to long-term incentive compensation of $5.6 million. Management has determined that realization of the deferred tax asset is more likely than not based on anticipated future taxable income.

The ASC 740 uncertain tax positions primarily relates to closed tax years and settlements reached with taxing authorities.

The Company recognizes the effects of a tax position in the financial statements only if, as of the reporting date, it is "more likely than not" to be sustained based solely on its technical merits. In making this assessment, the Company assumes that the taxing authority will examine the tax position and have full knowledge of all relevant information.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

Balance at January 1, 2012	$	1,018
Additions for prior year tax positions		-
Additions for current year tax positions		-
Reductions for current year tax positions		-
Reductions related to settlements with tax authorities/closed years		(1,018)
Balance at December 31, 2012	$	-

The amount of unrecognized tax benefits, when recognized, is recorded as a reduction to income tax expense and reduces the Company's effective tax rate.

There was no interest credit recorded in income tax expense during 2012. The Company had no accrued interest recorded on the statement of financial condition as of December 31, 2012. There were no accrued penalties as of December 31, 2012.

The Company is generally no longer subject to U.S. federal, or state and local tax examinations by tax authorities for any year prior to 2009 except as noted below.

The Internal Revenue Service ("IRS") completed an examination of AllianceBernstein's subsidiaries' federal tax returns for 2008 - 2010. This examination was completed in 2012 and we have received notification that the IRS has accepted our tax returns as filed. A settlement has been reached from an examination of the Company's state tax returns for the years 2001-2004 and the Company removed the reserves net of the settlement in 2012. Another state examination was conducted for the years 2007 – 2010 and an assessment has been received. This matter is in the appeal stage; however, we do not believe an increase in the reserve is necessary.

Subject to the results of any future examinations for the tax years 2009 and forward, there is the possibility that we may set up reserves, including accrued interest, over the next twelve months.

4. Commitments and Contingencies

Deferred Sales Commission Asset

Payments of sales commissions made by the Company to financial intermediaries in connection with the sale of back-end load shares under AllianceBernstein's mutual fund distribution system (the "System") are capitalized as deferred sales commissions ("deferred sales commission asset") and amortized over periods not exceeding five and one-half years for U.S. mutual fund shares and four years for non-U.S. mutual fund shares, the periods of time during which the deferred sales commission asset is expected to be recovered. CDSC cash recoveries are recorded as reductions of unamortized deferred sales commissions when received. The amount recorded for the net deferred sales commission asset was $97.1 million as of December 31, 2012.

Payments of sales commissions made by the Company to financial intermediaries in connection with the sale of back-end load shares under the System, net of CDSC received of $21.7 million, totaled approximately $76.7 million during 2012. Since January 31, 2009, back-end load shares were no longer offered to new investors in U.S. mutual funds. However, our non-U.S. funds continue to offer back-end load shares.

The Company periodically reviews the deferred sales commission asset for impairment as events or changes in circumstances indicate that the carrying value may not be recoverable. If the carrying value exceeds fair value, additional impairment tests are performed to measure the amount of the impairment loss, if any.

The components of deferred sales commissions, net (excluding amounts related to fully amortized deferred sales commissions) for the year ended December 31, 2012 was as follows (in thousands):

Carrying amount of deferred sales commission	$ 760,812
Less: Accumulated amortization	(476,013)
Cumulative CDSC received	(187,664)
Deferred sales commission, net	$ 97,135

Estimated future amortization expense related to the December 31, 2012 net asset balance, assuming no additional CDSC is received in future periods, is as follows (in thousands):

2013	$ 40,226
2014	26,314
2015	20,484
2016	9,470
2017	556
2018	85
	$ 97,135

Legal Proceedings

AllianceBernstein and the Company are involved in various matters, including regulatory inquiries, administrative proceedings and litigation, some of which allege substantial damages. Management, after consultation with legal counsel, currently believes that the outcome of any matter that is pending or threatened, or all of them combined, will not have a material adverse effect on the Company's results of operations, financial condition or liquidity. However, as any inquiry, proceeding or litigation has an element of uncertainty, management cannot determine whether further developments relating to any matter that is pending or threatened, or all of them combined, will have a material adverse effect on the Company's results of operations, financial condition or liquidity in any future reporting period.

5. Related Party Transactions

Included in due to affiliates, as of December 31, 2012, are distribution payments owed to AXA Advisors aggregating $1.1 million. Also, AXA Advisors provides certain distribution and other services including but not limited to: access to dedicated relationship management, national meetings, branch offices, sales desk and national/regional speaking opportunities pursuant to AXA Advisors' Financial Support Program. Due to affiliates includes $0.2 million relating to these services.

Employees of the Company, except those hired after October 2, 2000, are generally eligible to participate, under similar terms offered to employees of AllianceBernstein, in a qualified noncontributory defined benefit retirement plan maintained by AllianceBernstein. Benefits are based on years of credited service, average final base salary and primary Social Security benefits. Service and compensation after December 31, 2008 are not taken into account in determining participants' retirement benefits. In addition, employees of the Company are eligible to participate in a 401(k) plan maintained by AllianceBernstein. Employer contributions are discretionary and generally are limited to the maximum amount deductible for federal income tax purposes. Aggregate contributions to the 401(k) plan on behalf of the Company's employees for 2012 were $0.7 million.

Certain employees of the Company participate in unfunded, non-qualified deferred compensation plans maintained by AllianceBernstein. Aggregate awards made to these plans by AllianceBernstein on behalf of employees of the Company for 2012 were $4.1 million.

Included in due to affiliates is $0.5 million for taxes paid by AllianceBernstein Corporation of Delaware on behalf of the Company.

The Company has loans outstanding payable to AllianceBernstein Corporation of Delaware aggregating $82.0 million at December 31, 2012 under various subordinated loan agreements. The agreements have been approved by FINRA and the loans are treated as equity capital in computing net capital under the Securities and Exchange Act's Uniform Net Capital Rule ("Rule 15c3-1"). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. As of December 31, 2012, all of the loans outstanding were to be charged interest at a fixed rate of 3% per annum. On January 13, 2012, the maturity date of the subordinated notes payable was extended from March 31, 2013 to March 31, 2016. Interest payable on such loans as of December 31,

2012 was $0.2 million.

In 2012, AllianceBernstein Corporation of Delaware contributed an additional $15.0 million to the Company as additional paid-in capital.

6. Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The three broad levels of fair value hierarchy are as follows:

- Level 1 – Quoted prices in active markets that are available for identical assets or liabilities as of the reported date.
- Level 2 – Quoted prices in markets that are not active or other pricing inputs that are either directly or indirectly observable as of the reported date.
- Level 3 – Prices or valuation techniques that are both significant to the fair value measurement and unobservable as of the reported date. These financial instruments do not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

Assets Measured at Fair Value on a Recurring Basis

The following table summarizes the valuation of our financial instruments by pricing observability levels as of December 31, 2012 (in thousands):

	Level 1	Level 2	Level 3	Total
Money markets	$ 58,854	$ -	$ -	$ 58,854
Total assets measured at fair value	**$ 58,854**	**$ -**	**$ -**	**$ 58,854**

We invest excess cash in various money market funds that are valued based on quoted prices in active markets; as such, these are included in Level 1 of the valuation hierarchy.

Assets Measured at Fair Value on a Nonrecurring Basis

There were no impairments recognized for long-lived assets as of December 31, 2012.

US GAAP requires disclosure of the estimated fair value of certain financial instruments and the methods and significant assumptions used to estimate their fair values. Certain financial instruments that are not carried at fair value on the balance sheet are carried at amounts that approximate fair value due to their short term nature and generally negligible credit risk. These instruments include cash and cash equivalents, segregated cash, receivables from brokers and dealers, receivables from affiliates, other assets, due to

affiliate, payable to brokers and dealers, accounts payable and subordinated notes payable. They are all considered Level 1 financial assets and liabilities.

7. Net Capital

The Company is subject to the minimum net capital requirements imposed under Rule 15c3-1 of the Exchange Act. In 2011, pursuant to section (a)(1)(ii) of the Net Capital Rule, the Company has notified FINRA of its election not to be subject to the Aggregate Indebtedness Standard of paragraph (a)(1)(i). As a result, the Company has elected to utilize the Alternative Standard under the Net Capital Rule. As such, the Company is subject to a net capital requirement of $100,000 as the Company is exempt from the service requirements pursuant to Securities Exchange Rule 15c3-3(k)(2)(i), the Customer Protection Rule. As of December 31, 2012, the Company's net capital of $30.7 million was $30.6 million in excess of its required net capital of $0.1 million.